July 30, 2024

Eduardo Coutu
Chief Financial Officer
Eve Holding, Inc.
1400 General Aviation Drive
Melbourne, FL 32935

       Re: Eve Holding, Inc.
           Registration Statement on Form S-3
           Filed on July 26, 2024
           File No. 333-281021
Dear Eduardo Coutu:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing